SEC FILE NUMBER
001-34842
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 28, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gordmans Stores, Inc.

Full Name of Registrant

Former Name if Applicable

1926 South 67th Street

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68106

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on the current report on Form 8-K filed by Gordmans Stores, Inc. (“Gordmans” or the “Company”) on March 13, 2017, Gordmans and its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Filings”) in the United States Bankruptcy Court for the District of Nebraska (the “Bankruptcy Court”) on March 13, 2017 (the “Petition Date”). The Chapter 11 cases are being jointly administered by the Bankruptcy Court under the caption In re Gordmans Stores, Inc., et al. Case No. 17-80304 (the “Chapter 11 Cases”).

As previously reported on the current report on Form 8-K filed by the Company on April 6, 2017, on March 31, 2017, the Debtors entered into (i) an Asset Purchase Agreement (the “Purchase Agreement”) with Specialty Retailers, Inc. (“Purchaser”), a subsidiary of Stage Stores, Inc., and (ii) an Agency Agreement (the “Agency Agreement”) with Purchaser and a joint venture comprising Tiger Capital Group, LLC (“Tiger”) and Great American Group WF, LLC (“Great American” and together with Tiger, the “Liquidator”). The Purchase Agreement and Agency Agreement were approved by the Bankruptcy Court on April 6, 2017 following the completion of an auction process in which Purchaser and Liquidator were declared the winning bidders.

Pursuant to the Purchase Agreement, Purchaser will acquire (i) at least 50 of the Debtors’ store leases with rights to assume an additional seven store leases and a distribution center, and certain other contracts associated therewith, (ii) all of the Debtors’ inventory, furniture, fixtures, equipment and other assets at each such store locations and (iii) the Debtors’ trademarks and other intellectual property from the Debtors (the “Asset Sale”). The transactions contemplated by the Purchase Agreement closed on April 7, 2017, subject to a post-closing period during which Purchaser has the right to designate which leases and other contracts it will assume. The Purchaser is operating, as agent on behalf of the Debtors, the 57 stores and distribution center that it has the right to assume.

The Agency Agreement provides for the sale in liquidation of the inventory, fixtures and other assets of all of the Debtors’ retail stores that are not acquired by Purchaser pursuant to the Purchase Agreement, as well as certain other assets of the Debtors that are not otherwise acquired by Purchaser, including assets located at the Company’s headquarters (the “Liquidation”). The Liquidation sale at such stores commenced on April 7, 2017 and will terminate on or before May 31, 2017. The Liquidators are operating, as agent on behalf of the Debtors, such stores until the completion of the Liquidation.

As a result of the foregoing, the Company has no further business operations, other than activities consistent with facilitating the Asset Sale and Liquidation and the eventual winding up of its affairs. The Company currently expects that all of its stores that have not been or will not be acquired by Purchaser in the Asset Sale will be closed on or before May 31, 2017. The Company expects that its remaining assets (if any) will be liquidated in the Chapter 11 Cases. It is expected that all of the Company’s outstanding common stock and other securities will be cancelled and extinguished upon confirmation of a liquidation plan by the Bankruptcy Court, and that no cash, securities or other assets will be available for distribution to the holders of the Company’s common stock or other securities.

The Chapter 11 filings occurred at a time during which the Company’s yearend audit procedures would be conducted. As a result of the events described above and other events leading up to the Chapter 11 filings, the Company’s employee headcount has been reduced significantly in recent months, including employee departures since the Chapter 11 filings. The Company’s remaining corporate employees (including accounting and finance personnel) have been tasked with administering the Chapter 11 Cases, including attending to issues related to the Asset Sale and Liquidation, the closing of the Company’s remaining stores and the winding up of the Company’s affairs. Accordingly, the Company is unable to perform the work that would be necessary to complete and file its Annual Report on Form 10-K for the fiscal year ended January 28, 2017 (the “2016 Form 10-K”) within the prescribed time period without unreasonable effort and expense.

As a result of the Asset Sale and Liquidation, and expected winding up of the affairs of the Debtors pursuant to a plan of liquidation to be confirmed by the Bankruptcy Court, the Company does not expect to file the 2016 Form 10-K. Furthermore, the Company does not expect to file any future periodic reports on Forms 10-Q and 10-K given the facts described above and the expectation that stockholders will receive no value for their shares. As a debtor-in-possession under the Bankruptcy Code, the Company files monthly operating reports with the Bankruptcy Court. The Company cautions that these reports include financial statements that are limited in scope, cover a limited time period, are prepared solely for the purpose of complying with requirements applicable in the Chapter 11 Cases and are in a format acceptable to the U.S. Trustee. Investors and potential investors should not place undue reliance upon the information contained in the monthly operating reports, which are not prepared for the purpose of providing the basis for an investment decision relating to any of the securities of the Company.

Forward Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, as referenced in the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they include words like “anticipate” “believe,” “estimate,” “expect,” “intend,” “project,” “guidance,” “plan,” “outlook” and other words with similar meaning. The Company specifically disclaims any duty to update any of the information set forth in this Form 12b-25, including any forward-looking statements. These statements are based on management’s current expectations and assumptions, and as such involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated, both in connection with the Chapter 11 Cases and the Company’s business and financial prospects. The Company’s management believes its judgments about these possible future events are reasonable, but actual results may differ materially due to a variety of important factors including the effects of the bankruptcy filing on the Company and the interests of various creditors, equity holders and other constituents; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the cases in general; and risks associated with third-party motions in the Chapter 11 Cases, which may interfere with the Company’s ability to develop and consummate one or more plans of liquidation with respect to the Chapter 11 Cases. Additional information regarding these and other factors is included in the Company’s filings with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James B. Brown	(402)	691-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not intend to file its 2016 Form 10-K due to the impending sale or liquidation of all of its assets. The Company believes that, based on the information currently available to it, the Company’s operating results for the fiscal year ended January 28, 2017 were significantly different from those for the prior fiscal year due to developments that have occurred in the Company’s business over the past year, including those described in the current report on Form 8-K filed with the SEC on March 13, 2017 and the events described in Part III of this Form 12b-25. The Company is unable to provide a reasonable estimate of its results for the fiscal year ended January 28, 2017 for the reasons described in Part III of this Form 12b-25. The Company does not expect to file the 2016 Form 10-K.

Gordmans Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2017

	By:	/s/ Andrew T. Hall
	Name:	Andrew T. Hall
	Title:	President, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatement of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).